

June 29, 2020

Marc Gold
General Counsel, Corporate & Securities, Deputy Company Secretary
TR Finance LLC
333 Bay Street, Suite 300
Toronto, Ontario M5H 2R2 Canada

      Re: TR Finance LLC
           Registration Statement on Form F-3 filed June 23, 2020
           File No. 333-239392

Dear Mr. Gold:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing